Exhibit 5.1

April 5, 2012

The Hartford Financial Services Group, Inc.

One Hartford Plaza

Hartford, Connecticut 06155

We have acted as special counsel to The Hartford Financial Services Group, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offerings pursuant to a registration statement on Form S-3 (No. 333-168532) (the “Registration Statement”), of:

(i) $325 million aggregate principal amount of the Company’s 4.00% Senior Notes due 2017 (the “2017 Notes”), $800 million aggregate principal amount of the Company’s 5.125% Senior Notes due 2022 (the “2022 Notes”) and $425 million aggregate principal amount of the Company’s 6.625% Senior Notes due 2042 (the “2042 Notes” and, together with the 2017 Notes and the 2022 Notes, the “Notes”) to be issued under a Senior Indenture, dated as of April 11, 2007 (the “Senior Notes Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), the senior notes prospectus supplement, dated April 2, 2012, to the prospectus, dated August 4, 2010 (together, the “Senior Notes Prospectus”), and the senior notes underwriting agreement, dated April 2, 2012 (the “Senior Notes Underwriting Agreement”), in the form in which it was incorporated into the senior notes pricing agreement, dated April 2, 2012 (together with the Senior Notes Underwriting Agreement, the “Senior Notes Pricing Agreement”); and

(ii) $600 million aggregate principal amount of 7.875% Fixed-To-Floating Rate Junior Subordinated Debentures due 2042 (the “Debentures”) to be issued under a Junior Subordinated Indenture, dated as of June 6, 2008, between the Company and the Trustee, as amended by a Third Supplemental Indenture, dated as of April 5, 2012 (as so amended, the “Debentures Indenture”), the debentures prospectus supplement, dated April 2, 2012, to the

The Hartford Financial Services Group, Inc., p. 2

prospectus, dated August 4, 2010 (together, the “Debentures Prospectus”), and the debentures underwriting agreement, dated April 2, 2012 (the “Debentures Underwriting Agreement”), in the form in which it was incorporated into the debentures pricing agreement, dated April 2, 2012 (together with the Debentures Underwriting Agreement, the “Debentures Pricing Agreement”).

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement and the documents incorporated by reference therein;

(b)	the Senior Notes Prospectus, the Debentures Prospectus and the documents incorporated by reference in each of them;

(c)	an executed copy of the Senior Notes Pricing Agreement and the Debentures Pricing Agreement;

(d)	a facsimile copy of the 2017 Notes, 2022 Notes, the 2042 Notes and the Debentures in global form as executed by the Company and authenticated by the Trustee;

(e)	an executed copy of the Senior Notes Indenture and the Debentures Indenture;

(f)	the Officers’ Certificate, dated April 5, 2012, establishing the terms of the Notes in accordance with Sections 102 and 301 of the Senior Notes Indenture; and

(g)	copies of the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws certified by the Secretary of State of the State of Delaware and the corporate secretary of the Company, respectively.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Company in the Senior Notes Pricing Agreement and the Debentures Pricing Agreement).

The Hartford Financial Services Group, Inc., p. 3

Based on the foregoing, and subject to the further qualifications set forth below, it is our opinion that:

1. The Notes have been validly issued by the Company and are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Senior Notes Indenture.

2. The Debentures have been validly issued by the Company and are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Debentures Indenture.

Insofar as the foregoing opinions relate to the valid existence and good standing of the Company, they are based solely on confirmation from public officials. Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the law of the State of New York or the General Corporation Law of the State of Delaware that in our experience normally would be applicable to general business entities with respect to such agreement or obligation (excluding for such purposes any matter relating to the insurance laws and regulations of each such State)) and (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity.

The foregoing opinions are limited to the law of the State of New York and the General Corporation Law of the State of Delaware (excluding for such purposes any matter relating to the insurance laws and regulations of each such State).

We hereby consent to the use of our name in the Senior Notes Prospectus under the heading “Validity of the Senior Notes,” as counsel for the Company who has passed on the validity of the Senior Notes, and in the Debentures Prospectus under the heading “Validity of the Debentures,” as counsel for the Company who has passed on the validity of the Debentures, and as having prepared this opinion, and to the use of this opinion as Exhibit 5.1 to the Company’s Current Report on Form 8-K, dated April 5, 2012. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Craig B. Brod
Craig B. Brod, a Partner